God's Garden Treasures LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ 299,143	$ 303,050
Cost of sales	199,594	201,376
Gross profit	99,549	101,674
Expenses:		
Auto	9,371	8,971
Bank fees	1,591	1,380
Rent, repairs and utilities	23,511	25,533
Building insurance	876	2,065
Employee benefits	-	311
Dues and subscriptions	4,340	5,047
Education	220	254
Other expenses	2,936	818
Membership fees	975	-
Printing	-	398
Professional services	18,982	3,066
Supplies	4,562	3,772
Telephone	3,123	3,220
Wages	-	2,301
Sales and marketing	16,228	16,723
Fees and penalties	144	451
Interest	1,517	666
Total expenses	88,376	74,976
Net income	$ 11,173	$ 26,698